                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                     ------------------------------------

                         SCHEDULE 13D (AMENDMENT NO.2)
                   Under the Securities Exchange Act of 1934

                             Data I/O Corporation
                     ------------------------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
                     ------------------------------------
                        (Title of Class of Securities)

                           CUSIP Number:  237690102

                              Glen F. Ceiley
                              Bisco Industries, Inc.
                              704 W. Southern Ave.
                              Orange, CA  92865
                              (714) 283-7140

                     ------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 22, 1998
                     ------------------------------------
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ( )





                               Page 1 of 12 Pages

            Exhibit Index on Page 7.

                                 SCHEDULE 13D

CUSIP No. 237690102

      1. Name of Reporting Person

         Mr. Glen F. Ceiley

      2. Check the Appropriate Box if a Member of a group (a) (X)
                                                          (b) ( )
      3. SEC Use Only

      4. Source of Funds

         PF

      5. Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) ( )

      6. Citizenship or Place of Organization

         U.S.A.

Number of      7. Sole Voting Power
Shares
Beneficially            0
Owned By
Each           8. Shared Voting Power
Reporting
Person            539,200 shares of Common Stock (See Item 5)
With
               9. Sole Dispositive Power

                        0

              10. Shared Dispositive Power

                  539,200 shares of Common Stock (See Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    539,200 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                         ( )

13. Percent of Class Represented by Amount in Row (11)

    7.5%

14. Type of Reporting Person

    IN
                               Page 2 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1. Name of Reporting Person

        Bisco Industries, Inc.

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )
     3. SEC Use Only

     4. Source of Funds

        WC

     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    ( )

     6. Citizenship or Place of Organization

        Illinois

Number of      7. Sole Voting Power
Shares
Beneficially      225,500 shares of Common Stock (See Item 5)
Owned By
Each
Reporting      8. Shared Voting Power
Person
With              0

               9. Sole Dispositive Power

                  225,500 shares of Common Stock (See Item 5)


              10. Shared Dispositive Power

                  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    225,500 shares of Common Stock (See Item 5)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares         ( )

13. Percent of Class Represented by Amount in Row (11)

    3.1%

14. Type of Reporting Person
    CO
                               Page 3 of 12 Pages

                                  SCHEDULE 13D

CUSIP No. 237690102

     1. Name of Reporting Person

        Bisco Industries, Inc. Profit Sharing and Savings Plan

     2. Check the Appropriate Box if a Member of a Group  (a) (X)
                                                          (b) ( )

     3. SEC Use Only

     4. Source of Funds

        00
     5. Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)   ( )

     6. Citizenship or Place of Organization

        U.S.A.

Number of       7. Sole Voting Power
Shares
Beneficially       313,700 shares of Common Stock (See Item 5)
Owned By
Each
Reporting       8. Shared Voting Power
Person
With               0

                9. Sole Dispositive Power

                   313,700 shares of Common Stock (See Item 5)

               10. Shared Dispositive Power

                    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    313,700 shares of Common Stock (See Item 5).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares   ( )

13. Percent of Class Represented by Amount in Row (11)
    4.4%

14. Type of Reporting Person
    EP
                               Page 4 of 12 Pages

Item 1.  Security and Issuer
         -------------------

         This statement relates to shares of common stock, no par value per share (the "Shares"), of Data I/O Corporation, a Washington corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10525 Willows Road N.E., Redmond, Washington, 98052.


Item 2.  Identity and Background
         -----------------------

         (a)-(c), (f). This Amendment NO. 2 To Schedule 13D is being filed by Mr. Glen F. Ceiley ("Mr. Ceiley"), Bisco Industries, Inc., an Illinois corporation ("Bisco"), and the Bisco Industries, Inc. Profit Sharing and Savings Plan (the "Plan"). Mr. Ceiley, Bisco, and the Plan are hereinafter collectively referred to as the "Reporting Persons", to amend the schedule 13D which was originally dated August 29, 1998.

         Mr. Ceiley's principal employment is President of Bisco and his business address is 704 W. Southern Ave., Orange, CA 92865. Mr. Ceiley is a citizen of the United States of America.

         Bisco's principal business is the distribution of fasteners and electronic components. Bisco is an Illinois corporation. Its principal office is located at 704 W. Southern Ave., Orange, CA 92865. Mr. Ceiley owns 100% of the voting common stock of Bisco.

         The Plan was adopted by the Board of Directors of Bisco for the exclusive benefit of eligible Bisco employees. The Plan's business address is 704 W. Southern Ave., Orange, CA 92865. Mr. Ceiley is the sole trustee of the Plan.

         (d) and (e). During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Bisco purchased 225,500 shares for a total consideration of $599,685.33. Bisco paid for such Shares from its working capital, including funds made available in the ordinary course of business under its working capital credit facility. The Plan purchased 313,700 shares for a total consideration of $981,056.91 using funds held in the Plan for investment purposes.

                               Page 5 of 12 Pages

Item 4.  Purpose of Transaction
         ----------------------

         The Reporting Persons acquired the Shares to obtain an equity position in the Issuer. The Reporting Persons presently consider the Shares an attractive investment and intend to review their investment on an ongoing basis. Such continuing review may result in the Reporting Persons acquiring additional Shares in the open market or in privately negotiated transactions, maintaining their holdings at current levels or selling all or a portion of their holdings in the open market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of Shares for purchase and the price levels of such Shares; general market and economic conditions; on-going evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional Shares; the actions of the management and Board of Directors of the Issuer; and other future developments.

         The Reporting Persons also are presently assessing whether to acquire a more significant equity stake or controlling interest in the Issuer, with a view toward proposing to the Issuer's Board of Directors strategic alternatives to improve the Issuer's performance and enhance shareholder value. Depending on their ability to increase their ownership of Shares and their continuing assessment of the factors enumerated above (including the Issuer's financial condition, market conditions and the actions of the management and Board of Directors of the Issuer), the Reporting Persons may seek to propose an acquisition of all or part of the Issuer or another extraordinary corporate transaction involving the Issuer or the sale of a material amount of assets of the Issuer or solicit proxies or consents for the election of one or more of their representatives as directors of the Issuer. As part of their ongoing review, the Reporting Persons may have discussions with third parties, including other shareholders, or with management of the Issuer regarding any or all of the foregoing matters. There can be no assurance that the Reporting Persons (or any of there affiliates) will take any of the actions described above with respect to the Shares or the Issuer.

         Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



                               Page 6 of 12 Pages

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5 to Schedule 13D is amended as follows;

         (a) As of the close of business on September 25, 1998, the Reporting Persons owned in the aggregate, 539,200 Shares, which represent approximately 7.5% of the 7,186,851 Shares outstanding as of August 4, 1998 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 25, 1998. In accordance with Rule 13d-5(b)(1) of the General Rules and regulations under the Securities Exchange Act of 1934, as amended, each of Mr. Ceiley, individually and as Trustee of the Plan, the Plan and Bisco may be deemed to have acted as a group and such group may be deemed to have acquired beneficial ownership of Shares beneficially owned by any of such persons.

         As of the close of business on September 25, 1998, Mr. Ceiley beneficially owned an aggregate of 539,200 Shares, of which 225,500 Shares were owned by Bisco, of which Mr. Ceiley is the sole stockholder and President, and 313,700 Shares were held by Mr. Ceiley as sole Trustee of the Plan.

         (b) Mr. Ceiley has the sole power to vote and to dispose of the Shares owned by the Plan and Bisco.

         (c) The reporting persons purchased and sold Shares in the manner, in the amounts, on the dates and at the prices set forth on Schedule 1 attached hereto and incorporated herein by reference.

         (d) Not applicable

         (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         Not Applicable


Item 7.  Material to be Filed as Exhibits
         ------------------------------------------

         Exhibit 1. Joint Filing Agreement dated as of          Page Number
         October 2, 1998                                            12



                               Page 7 of 12 Pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 2, 1998



                           Glen F. Ceiley
                    --------------------------
                    Name:  Glen F. Ceiley



                               Page 8 of 12 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 2, 1998



                         Bisco Industries, Inc.


                                Glen F. Ceiley
                          ---------------------------------
                          Name: Glen F. Ceiley
                          Title: President

                               Page 9 of 12 pages

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 2, 1998


                    Bisco Industries, Inc.
                    Profit Sharing And Savings Plan


                           Glen F. Ceiley
                    _______________________________
                    Name:  Glen  F. Ceiley
                    Title: Trustee



                              Page 10 of 12 Pages

                                   SCHEDULE 1


The Reporting Persons have engaged in the following transactions in Shares since September 4, 1998, the last day on which a transaction in the shares by the reporting persons was reported on the Schedule 13D. All transactions involved purchases of Shares on the NASDAQ.


Transaction               Number of        Price
   Date                    Shares        Per Share*        Purchaser
-----------               -----------   -----------  ----------------------

 8-SEP-98                   7,500           2.5625      BISCO
 9-SEP-98                   1,000           2.5312      BISCO
 9-SEP-98                   2,500           2.5625      BISCO
10-SEP-98                   9,000           2.5417      BISCO
11-SEP-98                   3,000              2.5      BISCO
14-SEP-98                  12,000           2.4687      BISCO
15-SEP-98                  23,000          2.32337      BISCO
22-SEP-98                   1,000            2.375      BISCO
22-SEP-98                   6,000           2.4375      BISCO
23-SEP-98                   3,000            2.375      BISCO
24-SEP-98                   2,000           2.3125      BISCO
25-SEP-98                     100             2.25      BISCO



* Excluding commissions



                              Page 11 of 12 pages

                             JOINT FILING AGREEMENT
                             ----------------------



In accordance with rule 13d-(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock. no par value (the "Common Stock"), of Data I/O Corporation, a Washington corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of October 2, 1998.


                    /s/ GLEN F. CEILEY
                    ----------------------
                    Glen F. Ceiley


                    Bisco Industries, Inc.


                    /s/ GLEN F. CEILEY
                    ----------------------
                    Name:  Glen F. Ceiley
                    Title: President


                    Bisco Industries, Inc.
                    Profit Sharing and Savings Plan


                    /s/ GLEN F. CEILEY
                    ----------------------
                    Name:  Glen F. Ceiley
                    Title: Trustee


                              Page 12 of 12 Pages